Xiaoqin (“Sherry”) Li Senior Counsel 345 Park Avenue New York, NY 10154	Direct 212.407.4939 Main 212.407.4000 Fax 212.407.4990 xli@loeb.com

March 5, 2025

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attn: Sarmad Makhdoom, Ben Phippen,

Todd Schiffman and James Lopez

Re:	Beta FinTech Holdings Ltd DRS-A filed January 28, 2025 File No. 377-07604

Dear Messrs. Schiffman and Lopez:

On behalf of our client, Beta FinTech Holdings Ltd (the “Company”), we hereby provide a response to the comments issued in a letter dated February 14, 2025 (the “Staff’s Letter”) regarding the Company’s Draft Registration Statement Amendment No. 2 (the “Amendment No. 2”) filed January 28, 2025. Contemporaneously, we are filing a Draft Registration Statement Amendment No. 3 (the “Amendment No. 3”) via Edgar.

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amendment No. 3, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

DRS-A filed January 28, 2025

Prospectus Summary, page 1

1.	We note your revised disclosure in response to prior comments 4, 23 and 24. Please revise to clarify the nature and extent of your interactions in Mainland China and why you believe they do not require any permissions, licenses, consents or otherwise do not subject you to laws and regulations in Mainland China. As non-exclusive examples:

●	You state in revised disclosure on page 87 that you do not have a physical presence or operate in China. However, it is unclear how those statements are consistent with the statements that you have customers, vendors and counterparties in Mainland China. Please revise to reconcile;

Response: In response to Staff’s comments, the Company has updated the disclosures on pages 85 and 86 of the Amendment No. 3.

●	We note the statement on your website that “funds are entrusted to Bank of China, and are protected by insurance.” However, we are unable to locate disclosure in Business or elsewhere regarding funds with the Bank of China or insurance provided by China;

Response: In response to Staff’s comment, the Company has updated the disclosures on page 82 of the Amendment No. 3.

Los Angeles     New York     Chicago      Nashville     Washington, DC     San Francisco     Beijing     Hong Kong www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

March 5, 2025 Page 2

●	We note that you have a “mobile app.” We also note the reference on page 56 to a “Beta INT Securities mobile application.” Disclose whether your apps are available in Mainland China, and if so, what compliance steps are taken in order to make them available and to conduct business using them in Mainland China. For example, we note that even if you are not deemed an “Internet information service provider,” as referenced on page 100, your mobile apps and other activities appear to involve maintaining user personal information, which could lead to a “leak or potential leak of the user personal information” and require you or your counterparty to “take immediate remedial, measures” or “make an immediate report to the telecommunications regulatory authority.” Please revise to fully explain the extent of your interactions with Mainland China and the applicability of the laws and regulations to your business, including indirectly via counterparties or other third parties;

Response: In response to Staff’s comments, the Company has updated the disclosures on page 80 to clarify that its mobile app is not available in Mainland China.

The Company has updated the disclosures on pages 85 and 86 of the Amendment No. 3 to fully explain the extent of its interactions with Mainland China and clarify that none of the PRC laws and regulations apply to its business, regardless of whether directly or indirectly via counterparties or other third parties.

●	We note the reference on page 100 to regulations in China regarding “illegal collection and use of personal information through mobile applications.” Given that you use mobile applications, please revise to clarify the extent of the regulations’ applicability to you. If you believe they do not apply to you, revise to clearly explain the basis for that belief;

Response: The Company respectfully advises the Staff that the Company’s PRC counsel, AllBright Law Offices (Fuzhou), confirmed none of the PRC regulations on pages 97-101 of the Amendment No. 2 apply to the Company. To avoid potential confusion, the Company deleted the summary of the PRC regulations from pages 97-101 of the Amendment No. 2, including the regulations in China regarding “illegal collection and use of personal information through mobile applications.” The Company has updated its disclosure on the cover page, pages 7 and 20, and added the same disclosure on page 86, about why such regulations do not apply to it:

“As advised by our PRC counsel, AllBright Law Offices (Fuzhou), as of the date of this prospectus, the Company is not required to obtain any permissions or approvals from PRC authorities, including the CSRC or the CAC, before listing in the U.S. and to issue our Ordinary Shares to foreign investors, none of the PRC laws and regulations apply to the Group’s business, regardless of whether directly or indirectly via counterparties or other third parties, none of the Group’s previous, current and planned operations with PRC companies subject it to PRC laws and regulations, and the Group is not regulated by any regulator in Mainland China, because … (v) although Beta HK may collect and store certain data (including certain personal information) from its clients, some of whom may be individuals in Mainland China, in connection with our business and operations for “Know Your Customers” purposes (to combat money laundering), we and Beta HK will not be deemed to be an “Operator” or a “data processor” that are required to file for cybersecurity review by the CAC before listing in the United States, and the regulations in China regarding illegal collection and use of personal information through mobile applications do not apply to the Group, given that: (a) as of date of this prospectus, Beta HK has in aggregate collected and stored the personal information of less than ten thousand individuals in Mainland China and we have acquired the clients’ separate consents for collecting and storing of their personal information and data; (b) we do not place any reliance on collection and processing of any personal information to maintain our business operation; (c) data processed in our business should not have a bearing on national security nor affect or may affect national security; (d) all of the data Beta HK has collected is stored in servers located in Hong Kong; and (e) as of the date of this prospectus, Beta HK has not been informed by any PRC governmental authority of being classified as an “Operator” or a “data processor” that is subject to CAC cybersecurity review or a CSRC review…”

●	We note the reference on page 56 to your underwriting of “municipal bonds of PRC companies.” Please revise to clarify the nature and extent of your previous, current and planned operations with PRC companies and clarify the extent to which these relationships subject you to PRC laws and regulations; and

Response: In response to Staff’s comments, the Company has updated the disclosures on pages 85 and 86 of the Amendment No. 3 to clarify the nature and extent of its previous, current and planned operations with PRC companies, and clarify that none of these relationships subject the Group to PRC laws and regulations.

March 5, 2025 Page 3

●	Please revise the description of PRC regulations on pages 97-101, which currently just summarizes various regulations, to also explain whether and how they apply to your business and operations.

Response: The Company respectfully advises the Staff that the Company’s PRC counsel, AllBright Law Offices (Fuzhou) confirmed none of the PRC regulations on pages 97-101 of the Amendment No. 2 apply to the Company. To avoid potential confusion, the Company deleted the summary of the PRC regulations from pages 97-101 of the Amendment No. 2. The Company has disclosed on the cover page and page 7, and added the same disclosure on page 86, about why the PRC regulations do not apply to the Group’s business and operations:

“As advised by our PRC counsel, AllBright Law Offices (Fuzhou), as of the date of this prospectus, the Company is not required to obtain any permissions or approvals from PRC authorities, including the CSRC or the CAC, before listing in the U.S. and to issue our Ordinary Shares to foreign investors, none of the PRC laws and regulations apply to the Group’s business, regardless of whether directly or indirectly via counterparties or other third parties, none of the Group’s previous, current and planned operations with PRC companies subject it to PRC laws and regulations, and the Group is not regulated by any regulator in Mainland China, because (i) we do not, directly or indirectly, own or control any entity or subsidiary in Mainland China; (ii) we and our subsidiaries do not have any operations in Mainland China (although the Group has customers and vendors from Mainland China); (iii) we do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in Mainland China; (iv) we are headquartered in Hong Kong with our officers and all members of the board of directors based in Hong Kong and all of our revenues and profits are generated by our subsidiaries in Hong Kong and BVI and we have not generated revenues or profits from Mainland China in the most recent accounting year accounts for more than 50% of the corresponding figure in ours audited consolidated financial statements for the same period; (v) although Beta International Securities Limited (“Beta HK”) may collect and store certain data (including certain personal information) from its clients, some of whom may be individuals in Mainland China, in connection with our business and operations for “Know Your Customers” purposes (to combat money laundering), we and Beta HK will not be deemed to be an “Operator” or a “data processor” that are required to file for cybersecurity review by the CAC before listing in the United States, and the regulations in China regarding illegal collection and use of personal information through mobile applications do not apply to the Group, given that: (a) as of date of this prospectus, Beta HK has in aggregate collected and stored the personal information of less than ten thousand individuals in Mainland China and we have acquired the clients’ separate consents for collecting and storing of their personal information and data; (b) we do not place any reliance on collection and processing of any personal information to maintain our business operation; (c) data processed in our business should not have a bearing on national security nor affect or may affect national security; (d) all of the data Beta HK has collected is stored in servers located in Hong Kong; and (e) as of the date of this prospectus, Beta HK has not been informed by any PRC governmental authority of being classified as an “Operator” or a “data processor” that is subject to CAC cybersecurity review or a CSRC review; and (vi) pursuant to the Basic Law of the Hong Kong Special Administrative Region of the PRC, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy).”

2.	We note that your response to comment 5 indicates that you will provide the Frost & Sullivan report to us supplementally. We do not see a copy of the report.

Response: Pursuant to Rule 418 of the Securities Act, the Company has provided the Frost & Sullivan report to the Staff on a supplemental basis only which is not to be deemed filed with or deemed part of the Registration Statement.

Our History and Structure, page 47

3.	We note your response to prior comment 11. Please revise to increase the size of the font to be more easily readable. Additionally, it is unclear how the graphic covers both the pre- and post-IPO structures. Please revise or advise.

Response: In response to Staff’s comments, the Company has updated the diagrams on pages 2 and 47 of the Amendment No. 3.

Management’s discussion and analysis of financial condition and results of operations Placing services fee, page 56

4.	We note your revised disclosure in response to comment 14 that you anticipate the capital market for IPO in Hong Kong will be diminishing, and therefore Beta HK plans to focus on its traditional securities brokerage and handling services, underwriting services, as well as the commencement of financial advisory services in August 2024. Please expand your disclosure to clarify whether you plan to continue providing offering placing services in the future and, if so, the extent to which you plan to offer these services.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 57 of the Amendment No. 3 that Beta HK intends to continue offering placing services as part of its integrated capital markets solutions, while the scope and focus of these services will be strategically adjusted to align with market conditions and client demand.

March 5, 2025 Page 4

5.	We note your revised disclosure in response to comment 15 discussing the Company’s participation in placing four IPOs on HKEX. Please further revise your disclosure on pages 56 and 82 to clarify whether you recognized placing services fee revenue associated with the fourth project during, or subsequent to, the fiscal year ended June 30, 2024.

Response: In response to the Staff’s comments, the Company has revised the disclosure on pages 57 and 79 of the Amendment No. 3.

6.	We note that your disclosure describing placing services fee revenue focuses on successfully assisting customers to do the IPO placing and listing in HKEX and the timing of when Beta HK receives the service fees from customers. In order to bridge the gap to your revenue recognition policy on page F-16, for each of the projects discussed on page 56 please disclose the point in time when the transaction and the performance obligation were completed, which as disclosed on page F-16 is generally the completion of the IPO, i.e., listing on HKEX, or the completion of a placement by a client.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 57 of the Amendment No. 3.

Selling and marketing expenses, page 57

7.	We note your revised disclosure in response to comment 19 describing the newly signed one-year marketing service promotion agreement at a total consideration of approximately $243,000 with an independent third party for promoting Beta HK’s services. We also note your disclosure that during the year ended June 30, 2024, $121,521 was paid, $105,822 was incurred and recognized as selling and marketing expense, and $15,699 was recognized as prepaid expenses that will be charged to selling and marketing expense in the following year once incurred. Please revise your disclosure to describe your accounting treatment for the remaining $121,479 associated with this one-year marketing service promotion agreement.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 58 of the Amendment No. 3.

Quantitative and Qualitative Disclosure about Market Risk Concentration risk, page 64

8.	We note your revised disclosure in response to comment 21 indicating that the company is vulnerable to concentration risk associated with the business volume of the Group’s major customers. Please expand your disclosure to indicate if you expect a small number of customers to continue to make up a large portion of your revenue in future years.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 65 of the Amendment No. 3.

9.	With respect to the concentration of “three major customers,” please revise to identify which of the 4 categories of your services are responsible for generating the bulk of the revenues these customers provide. With a view to clarifying disclosure, advise us of the approximate number of retail customers you have for brokerage commissions, custodial and other servicers geared toward retail customers. In this regard, we note the Risk Factor disclosure on page 17 regarding the number of customers that sign up with you.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 65 to reflect the revenue of Beta HK originating from these “three major customers” were with respect to the placing services. The Company respectively advises the Staff that, as of December 31, 2024, the Company had approximately 7,900 retail customers for brokerage commissions, custodial and other services geared toward retail customers.

March 5, 2025 Page 5

Industry, page 66

10.	We note your response to comment 22. In this section, please qualify your disclosure with a discussion of which markets you operate in and those where you merely aspire to add/increase your presence. Where you include a chart relating to markets where you don’t yet operate or hope to expand, it should be clear from the disclosure as to why you have included such chart.

Response: In response to Staff’s comments, the Company has updated the disclosures in the Industry Section throughout.

11.	You state in your response to comment 24 that “management does not believe that the Group’s business depends on either of these two vendors” However, you state on page 80 that the Beta INT Securities application was built to your specifications and it’s simplicity is crucial to its strong performance in the market. Likewise, your disclosure in the last full paragraph on page 83 seems to indicate that the company depends upon the AlphaBroker 3.0 system as an “effective one-stop-shop”. Please file the agreements as an exhibit.

Response: The Company respectfully advises the Staff that the Company is in the process of changing these two vendors related to the Beta INT Securities application and AlphaBroker 3.0 system to a new vendor. The Company further advises the Staff that it does not believe the agreement with the new vendor related to its mobile application and relevant system (the “Agreement”) should be filed as an exhibit, based on the reasons below.

Item 601(b)(10), titled “Material contracts,” specifies those contracts that must be filed as exhibits to Securities Act and Exchange Act filings. This requirement is stated as follows:

“Every contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing.” (emphasis added)

This disclosure requirement presents two tests. First, the contract must not have been “made in the ordinary course of business.” Second, the contract must be “material” to the company.

While Item 601(b)(10) does not provide a separate definition of the term “material,” it does provide guidance regarding the meaning of “in the ordinary course of business.” Specifically, 601(b)(10)(ii) provides that a contract “will be deemed to have been made in the ordinary course of business” if “the contract is such as ordinarily accompanies the kind of business conducted by the [reporting company] and its subsidiaries.”

If a contract is deemed to be made in the ordinary course, it need not be filed, unless it falls within one or more of four categories of specified contracts. These four categories of contracts are set forth in Item 601(b)(10)(ii)(A) - (D):

(A) Any contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price;

(B) Any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent;

(C) Any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15 percent of such fixed assets of the registrant on a consolidated basis; or

(D) Any material lease under which a part of the property described in the registration statement or report is held by the registrant.

March 5, 2025 Page 6

If a contract is of the type identified in these four categories, it must be filed, regardless of being made in the ordinary course, unless it is “immaterial in amount or significance.”

APPLICATION OF ITEM 601(B)(10) REQUIREMENTS TO THE AGREEMENT RELATED TO BETA HK’S MOBILE APPLICATION AND SYSTEM

Is the Agreement the type of contract that “ordinarily accompanies the kind of business conducted by” Beta HK?

While guidance regarding the application of this standard is sparse, we believe that it includes a consideration of the following: the Agreement relates to the services by the vendor of installing the system and designing the mobile application for security trades. As part of Beta HK’s securities dealing and brokerage services, Beta HK works with vendors to develop the mobile application and systems to allow its customers to have real-time access to market data of numerous securities. The Agreement is precisely the type of contract that ordinarily accompanies the kind of business Beta HK conducts. Accordingly, we believe that the Agreement was made in the ordinary course of business under Item 601(b)(10).

Is the Agreement “material” to Beta HK?

Among the four categories of contracts are set forth in Item 601(b)(10)(ii)(A) - (D), only (B) might be applicable to the Company about the Agreement. In order for a contract to fall under Item 601(b)(10)(ii)(B), the contract must be one “upon which the registrant’s business is substantially dependent.” Although it does not define the term “substantially dependent,” Item 601(b)(10)(ii)(B) identifies two types of agreements that meet that test: (1) continuing contracts to sell the major part of the registrant’s products or services or to purchase the major part of the registrant’s requirements of goods, services or raw materials; and (2) any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.

Clause (1) refers to a continuing contract under which the registrant either sells the major part of its products or services or purchases “the major part” of its goods, services or raw materials. Clause (1) narrows the scope of contracts which fall within Item 601(b)(10)(ii)(B) by the use of the descriptive phrase “the major part” when referring to the goods, services or raw materials. The use of “the major part” rather than more expansive language presumably establishes a level of required purchases above 50%. The plain language of this provision thus would require that the Agreement calls for the purchase by the Company of “the major part” of its services from the vendor. None of the two vendors provided over 10% of the Group’s supplies for the year ended June 30, 2024, and the Company does not expect the fees to be paid to the new vendor would constitute over 10% of the Group’s supplies for the year ending June 30, 2025.

Clause (2) refers to a franchise or license to use patents, formulas, trade secrets, processes or trade names on which Beta HK’s business depends to a material extent. The Commission has not adopted a clear, bright-line test to define “substantially dependent” under Item 601(b)(10)(ii)(B). The regulatory history of the adoption of Item 601(b)(10) provides additional support for a narrow reading of the filing requirement. The disclosure policy behind Item 601(b)(10)(ii)(B) seems to be that an agreement made in the ordinary course should be deemed not to be made in the ordinary course if it is so material or so significant to the registrant that if the agreement were to terminate, the registrant’s future viability could be jeopardized. In light of the terms and operation of the Agreement, the Company does not believe that its business is substantially dependent on the Agreement. While the quality of the mobile application and its system play an important role in the Beta HK’s securities dealing and brokerage services, such kind of vendor can be replaced by other similar services providers in the market at any time without material delay or disruptions to the Beta HK’s business because there are a large amount of other vendors who could provide similar services to Beta HK. In fact, Beta HK is replacing the two vendors with a new vendor to get better services, and it does not expect the termination of the existing agreements with the two vendors would jeopardize Beta HK or the Company’s future viability. The Company believes that, consistent with the requirements of Item 601(b)(ii)(B), the importance of the mobile application and system’s quality, including its simplicity and being an “effective one-stop-shop,” is not sufficient alone to support the Company’s or Beta HK’s business is “substantially dependent” on the Agreement as contemplated by Item 601(b)(10)(ii)(B) of Item S-K.

For the reasons stated above, based on the language and context of the Item 601(b)(10(ii)(B) filing requirement and its application to the Agreement and the Company, under the instant facts and circumstances, the Company does not believe any agreement between Beta HK and such vendors is material and should be filed as an exhibit to its Registration Statement.

March 5, 2025 Page 7

Hong Kong IPO Placing Services, page 82

12.	Please revise your disclosure on page 82 to include the gross amount of fundraising and fee percentage associated with each of the IPOs.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 79 of the Amendment No. 3 to include the gross amount of fundraising and fee percentage associated with each of the IPOs.

Note 2. Summary of Significant Accounting Policies

Loans to customers, net, page F-11

13.	We note your revised disclosure in response to comment 29 stating that a loan is considered to be in default if customers fail to provide additional securities as collateral or reduce margin positions to maintain required margin levels within the specified timeframe, ranging from one day to one week, following a decrease in the fair value of the collateral below the minimum required threshold, ranging from 20% to 50%. Given the wide range between 20% and 50%, please tell us how you determine the minimum required threshold.

Response: The Company respectfully advises the Staff that, the minimum required threshold is determined by representation officer of Beta HK on a case-by-case basis, by taking into account the previous transaction records and types of securities, which are then subject to risk level, qualities and/or risk level of asset to be pledged, transaction frequency and market conditions. The margin levels maintained by Beta HK comply with Beta HK’s internal risk management profile, as well as SFC regulatory requirements. For example, if a customer’s collateral is one of the Blue Chip Stocks and the customer has previous transactions with good credibility, the Company will grant a margin loan of 50% of the fair value of the collateral to the customer.

Receivables from customers and broker-dealers and clearing organization, page F-11

14.	We note your revised disclosure in response to comment 30 stating that receivables are written off after all collection efforts have ceased. Please expand this disclosure to describe the specific collection efforts that are part of your process.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page F-12 of the Amendment No. 3 to describe the specific collection efforts that are a part of such process.

Please call me at 212-407-4939 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Xiaoqin (“Sherry”) Li

Xiaoqin (“Sherry”) Li
Senior Counsel